================================================================================


                                                 Filed pursuant to Rule 424(b)3
                                                 of the Securities Act of 1933
                                                 Registration No. 333-41748


                                  PROSPECTUS


                               4,916,434 SHARES


                               COMMERCE ONE, INC.
                                  COMMON STOCK


         This prospectus relates to the public offering, which is not being underwritten, of 4,916,434 shares of our common stock which are held by some of our current stockholders.

         The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

         Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "CMRC." On July 28, 2000, the closing price of our common stock was $42.875 per share.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 3 FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

                           --------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.






================================================================================

                 The date of this prospectus is July 31, 2000.

================================================================================

         No person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with this offering, and if given or made, such information or representations may not be relied upon as having been authorized by Commerce One, Inc. (referred to in this prospectus as "Commerce One," "we," "us," "our" or the "Registrant"), any selling stockholder or by any other person. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information herein is correct as of any time subsequent to the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus, nor does it constitute an offer to or a solicitation of any person in any jurisdiction in which an offer or solicitation may not lawfully be made.


                               -----------------




                               TABLE OF CONTENTS


                                                               PAGE
                                                             --------
Where You Can Find More Information........................     2
The Company................................................     3
Risk Factors...............................................     3
Plan of Distribution.......................................    17
Selling Stockholders.......................................    19
Legal Matters..............................................    21
Experts....................................................    21


                      WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13a, 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 as amended until our offering is completed.

         (a) Commerce One's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed March 30, 2000;

         (b) Commerce One's Definitive Proxy Statement on Schedule 14A (filed May 1, 2000);

         (c) Commerce One's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 15, 2000;

         (d) Commerce One's Current Report on Form 8-K, filed July 31, 2000;

         (e) Commerce One's Current Report on Form 8-K, filed July 26, 2000;

         (f) Commerce One's Current Report on Form 8-K, filed June 29, 2000;

         (g) Commerce One's Current Report on Form 8-K, filed June 28, 2000;

         (h) Commerce One's Current Report on Form 8-K filed February 2, 2000, as amended by the Current Report on Form 8-K/A filed on March 22, 2000 and March 23, 2000;

         (i) Commerce One's Current Report on Form 8-K filed January 20, 2000, as amended by the Current Report on Form 8-K/A filed on January 25, 2000; and

         (j) The description of Commerce One Common Stock contained in its registration statement on Form 8-A filed June 21, 1999.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

     Robert M. Tarkoff
     Sr. Vice President, General Counsel and Secretary
     Commerce One, Inc.
     4440 Rosewood Drive
     Pleasanton, California 94588
     (925) 520-6000

         You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or any prospectus supplement.

                               THE COMPANY

         Commerce One is a leading provider of business-to-business electronic commerce solutions that link buyers and suppliers of goods and services into trading communities over the Internet. We were founded under the name DistriVision Development Corporation in 1994. In March 1997, we changed our name to Commerce One, Inc. and embarked on an aggressive product development effort, which culminated in the release of the BuySite and MarketSite products in April 1998. In March 1999, we re-incorporated under the laws of the State of Delaware. We released subsequent versions of the BuySite and MarketSite products in November 1998, April 1999 and December 1999. Commerce One's principal executive offices are located at 4440 Rosewood Drive, Pleasanton California 94588. Commerce One's telephone number is (925) 520-6000.

                               RISK FACTORS

         THIS FORM S-3 AND THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS FORM S-3 CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO COMMERCE ONE'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND BUSINESS. WORDS SUCH AS "ANTICIPATES," "EXPECTS," "INTENDS," "PLANS," "BELIEVES," "SEEKS," "ESTIMATES" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES OF FUTURE PERFORMANCE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. AN INVESTMENT IN COMMERCE ONE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. IN EVALUATING OUR STOCK, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION OF RISKS AND UNCERTAINTIES BELOW.

IF THE CONDITIONS TO THE MERGER WITH APPNET ARE NOT MET, THE MERGER WILL NOT OCCUR.

         In June 2000, Commerce One executed definitive agreements to acquire AppNet, Inc., a premier provider of end-to-end Internet professional services. Several conditions must be satisfied or waived to complete the merger between Commerce One and AppNet. These conditions include, among others:

- AppNet's stockholders must vote a majority of the outstanding shares of AppNet common stock for the adoption of the merger agreement and approval of the merger;

- the registration statement on Form S-4 relating to the registration of the shares of Commerce One to be issued in the merger must be effective with the Securities and Exchange Commission;

- no law, regulation or order preventing the completion of the merger may be in effect;

- the applicable waiting periods under antitrust laws must expire or be terminated;

- each Commerce One and AppNet must receive an opinion of tax counsel that the merger will qualify as a tax-free reorganization; and

- the shares of Commerce One common stock that the AppNet stockholders receive in the merger must be authorized for listing on The Nasdaq Stock Market's National Market.

         Commerce One cannot assure you that each of these conditions will be satisfied. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Commerce One may lose some or all of the intended benefits of the merger.

COMMERCE ONE HAS A LIMITED OPERATING HISTORY, A HISTORY OF LOSSES AND MAY NEVER BE PROFITABLE

         Commerce One incurred net losses of $63.3 million, $24.6 million and $11.2 million for the years ended December 31, 1999, 1998 and 1997, respectively, and $43.6 million for the three months ended March 31, 2000. As of March 31, 2000, Commerce One had an accumulated deficit of $146.2 million.

         In addition, Commerce One has a limited operating history that makes it difficult to forecast Commerce One's future operating results. Commerce One expects in 2000 to (a) substantially increase its sales and marketing, product development and general and administrative expenses and (b) experience increased costs associated with the issuance of equity securities and the amortization of intangible assets as a result of the acquisition of AppNet, Inc. and other transactions. As a result, Commerce One will need to generate significant additional revenues to achieve and maintain profitability in the future. Although Commerce One's revenues have grown in recent quarters, Commerce One cannot be certain that such growth will continue or that it will achieve sufficient revenues for profitability.

THE QUARTERLY FINANCIAL RESULTS OF COMPANIES IN COMMERCE ONE'S INDUSTRIES ARE PRONE TO SIGNIFICANT FLUCTUATIONS AND THIS COULD CAUSE ITS STOCK PRICE TO FALL.

         Commerce One believes that quarter-to-quarter comparisons of its revenues and operating results are not necessarily meaningful, and that such comparisons may not be accurate indicators of future performance. The operating results of companies in the electronic commerce industry have in the past experienced significant quarter-to-quarter fluctuations which may adversely affect the combined company. As with other companies in this industry, Commerce One's operating expenses, which include sales and marketing, product development and general and administrative expenses, are based on its expectations of future revenues and are relatively fixed in the short term. As a result of Commerce One's acquisition of AppNet, Commerce One's fixed expenses will increase substantially. Further, if AppNet's existing agreements with clients are terminated before it completes engagements, or if it is unable or otherwise does not enter into new engagements, the combined company's revenues will decline. If Commerce One's revenues for a quarter fall below its expectations and Commerce One is not able to quickly reduce spending in response, its operating results for that quarter would be harmed. It is likely that in some future quarter its operating results may be below the expectations of public market analysts and investors and, as a result, the price of its common stock may fall.

COMMERCE ONE'S FUTURE SUCCESS DEPENDS UPON ITS GLOBAL TRADING WEB PARTNERS DEVELOPING AND OPERATING SUCCESSFUL MARKETSITE MARKETPLACES.

         Commerce One has established strategic relationships with various companies that have licensed Commerce One's Buysite and MarketSite products in order to create MarketSite marketplaces. Commerce One cannot assure you that these companies will be able to implement its products and services effectively, that they will develop and launch MarketSite marketplaces or that buyers and suppliers will participate in their MarketSite marketplaces. These companies may encounter delays in launching their MarketSite marketplaces, in fully deploying these marketplaces and in achieving supplier participation in their marketplaces. Many of the companies that have agreed to launch MarketSites, or have indicated that they will launch MarketSites, have not yet done so. Additionally, although Commerce One's technology architecture is designed to support the development of trading communities that can operate with each other, these marketplaces may not in fact operate with each other. If these or any other MarketSite marketplaces are not successful, Commerce One's business, operating results and financial condition will suffer.

IF COMMERCE ONE'S JOINT PRODUCT DEVELOPMENT RELATIONSHIPS ARE NOT SUCCESSFUL ITS BUSINESS COULD SUFFER.

         Commerce One has entered into relationships with various companies to jointly develop new software products. In particular, Commerce One recently entered into a non-binding memorandum of understanding with SAP AG to jointly develop and market a comprehensive software solution for the business-to-business electronic commerce marketplace. These joint development and marketing relationships can be difficult to implement and may not succeed for various reasons, including:

         - cultural differences between the companies and their respective employees;

         - difficulties in coordinating sales and marketing efforts;

         - technical obstacles to combining existing software products or developing new compatible products; and

         - the need to divert significant management attention, technical and sales personnel and capital to these relationships.

         Commerce One cannot assure you that these joint development and marketing relationships lead to successful new products, greater market penetration or increased revenues for Commerce One.

THE DEVELOPMENT OF LARGE, INDUSTRY OR GEOGRAPHICALLY SPECIFIC MARKETPLACES OR EXCHANGES ENTAILS CERTAIN RISKS FOR COMMERCE ONE.

         Many of the MarketSite marketplaces are intended to be very large and to include many of the most significant companies in the particular industry or region they address. These marketplaces include the proposed exchange with General Motors and potentially Ford, DaimlerChrysler and other automotive manufacturers. The development of these large trading exchanges will entail significant risks for Commerce One. These risks include the diversion of a significant portion of Commerce One's management, technical and sales personnel to develop the exchange; technical hurdles associated with developing an exchange on this scale and integrating it with companies' existing computer systems and those of other parties; antitrust issues arising from the creation of the exchanges; difficulties reaching agreements with the founders of the exchanges and other parties concerning the establishment and development of the exchanges; and all of the other risks of creating such exchanges described elsewhere in this Risk Factors section. These exchanges, including the proposed automotive exchange, may not be successfully established or operated. If Commerce One is not able to manage these risks, its business, results of operations and financial condition will suffer.

ANTITRUST SCRUTINY OF BUSINESS-TO-BUSINESS ELECTRONIC COMMERCE EXCHANGES MAY ADVERSELY AFFECT COMMERCE ONE'S BUSINESS.

         The establishment and operation of business-to-business electronic commerce exchanges may raise issues under U.S. and foreign antitrust laws. The Federal Trade Commission and Department of Justice's Antitrust Division have recently informally requested information from certain exchanges about how these exchanges plan to operate. The European Union can also be expected to review major business-to-business exchanges for compliance with European competition law. In addition, the proposed automotive exchange among Commerce One, General Motors, Ford, DaimlerChrysler and certain other companies has filed notification with the FTC and DOJ under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the business it proposes to conduct. The FTC has recently requested additional information concerning the proposed exchange from Commerce One and the other companies forming the exchange. Commerce One intends to respond as soon as practicable. It may, however, take a significant period of time to produce this information. The proposed exchange may not begin conducting business until the FTC has received the requested information and all applicable waiting periods under the HSR Act have expired or been terminated. To the extent that U.S. or foreign antitrust regulators take adverse action or establish rules or regulations with respect to the proposed exchange or business-to-business e-commerce exchanges in general, the establishment and growth of such exchanges may be delayed. Commerce One's revenues may suffer as a result.

BECAUSE COMMERCE ONE'S INDUSTRY IS HIGHLY COMPETITIVE AND HAS LOW BARRIERS TO ENTRY, COMMERCE ONE CANNOT ASSURE YOU THAT IT WILL BE ABLE TO COMPETE EFFECTIVELY.

         The market for Internet-based, business-to-business electronic commerce solutions is extremely competitive. Commerce One expects competition to intensify as current competitors expand their product offerings and new competitors enter the market. Because there are relatively low barriers to entry in the electronic commerce market, competition from other established and emerging companies may develop in the future. In addition, Commerce One's customers and partners may become competitors in the future. Increased competition is likely to result in price reductions, lower average sales prices, reduced margins, longer sales cycles and a decrease or loss of Commerce One's market share, any of which could harm its business, operating results or financial condition.

         Commerce One's competitors include Ariba, Freemarkets, i2, Oracle, PurchasePro, SAP and VerticalNet. Certain of these competitors have announced plans to jointly offer business-to-business electronic commerce solutions to potential customers. These joint efforts could intensify the competitive pressure in Commerce One's market. Many of Commerce One's competitors have, and new potential competitors may have, more experience developing Internet-based software and end-to-end purchasing solutions, larger technical staffs, larger customer bases, more established distribution channels and customer relationships, greater brand recognition and greater financial, marketing and other resources than Commerce One has. In addition, competitors may be able to develop products and services that are superior to its products and services, that achieve greater customer acceptance or that have significantly improved functionality as compared to its existing and future products and services. The business-to-business electronic commerce solutions offered by competitors may be perceived by buyers and suppliers as superior to Commerce One's.

         The market for professional services is intensely competitive and is becoming more competitive. AppNet's competitors include e-business professional services providers, large information technology consulting services providers, electronic commerce software and service providers, and Internet access and service providers. Some of AppNet's competitors have longer operating histories and client relationships, greater financial, technical, marketing and public relations resources, larger client bases and greater brand or name recognition than it has. Its competitors may also be able to respond more quickly to technological developments and changes in clients' needs. In addition, there are relatively low barriers to entry into AppNet's business. AppNet does not own any technologies that preclude or inhibit competitors from entering its markets. Its competitors may independently develop and patent or copyright technologies that are superior or substantially similar to its technologies. The costs to develop and provide e-business professional services are low.

COMMERCE ONE MAY NOT BE ABLE TO HIRE AND RETAIN SUFFICIENT SALES, MARKETING, SERVICES AND TECHNICAL PERSONNEL THAT IT NEEDS TO SUCCEED BECAUSE THESE PERSONNEL ARE LIMITED IN NUMBER AND IN HIGH DEMAND.

         If Commerce One fails to hire and retain sufficient numbers of sales, marketing, services and technical personnel, its business, operating results and financial condition would be harmed. Competition for qualified sales, marketing, services and technical personnel is intense as these personnel are in limited supply, and it might not be able to hire and retain sufficient numbers of such personnel to grow its business. Commerce One needs to substantially expand Commerce One's sales operations and marketing efforts, both domestically and internationally, in order to increase market awareness and sales of Commerce One's BuySite and MarketSite products and the related services Commerce One offers. Commerce One will also need to significantly increase its technical and services staff to support the growth of its business and its increasing commitments to other parties. In particular, Commerce One will need to hire a significant number of technical personnel with various skill sets to establish and operate the large industry specific exchanges. Although Commerce One intends to increase the size of its technical and services staff through the acquisition of AppNet, AppNet's personnel may not remain with AppNet prior to, or with the combined company after the closing of the acquisition.

         In addition, the market price of Commerce One's common stock has fluctuated substantially since its initial public offering in July 1999. Consequently, potential employees may perceive Commerce One's equity incentives such as stock options as less attractive and current employees whose options are no longer priced below market value may choose not to remain employed with Commerce One. In that case, Commerce One's ability to attract employees will be adversely affected. Furthermore, a substantial portion of the equity incentives previously granted to AppNet's officers will accelerate and become substantially vested upon the closing of the merger. New options granted to AppNet's officers or other employees at the current market price of Commerce One's common stock may not be sufficient to retain these employees. Finally, should Commerce One's stock price substantially decline, the retention value of stock options granted since Commerce One's initial public offering will decline and Commerce One's employees may choose not to remain with the company.

COMMERCE ONE HAS EXPERIENCED SIGNIFICANT GROWTH IN RECENT PERIODS AND FAILURE TO MANAGE THIS GROWTH COULD STRAIN ITS MANAGEMENT AND OTHER RESOURCES.

         Commerce One's ability to successfully offer products and services and implement its business plan in a rapidly evolving market requires an effective planning and management process. Future expansion efforts could be expensive and put a strain on management and resources. Commerce One has increased, and plans to continue to increase, the scope of Commerce One's operations at a rapid rate. Commerce One's headcount has grown and will continue to grow substantially. At March 31, 2000, Commerce One had a total of 936 employees and at December 31, 1998 had a total of 157 employees. As a result of the proposed merger with AppNet, Commerce One will add over 1,200 employees. Similarly, AppNet has grown rapidly. AppNet's total number of employees has increased from eight as of March 15, 1998 to approximately 1,166 as of March 31, 2000. In addition, Commerce One expects to continue to hire a significant number of new employees in the near future. To manage future growth effectively, Commerce One must maintain and enhance its financial and accounting systems and controls, integrate new personnel and manage expanded operations. Commerce One may not be able to do this effectively.

CURRENT AND FUTURE ACQUISITIONS, INCLUDING THE PROPOSED ACQUISITION OF APPNET, MAY ADVERSELY AFFECT COMMERCE ONE'S BUSINESS.

         As part of Commerce One's business strategy, it has made and expects to continue to make acquisitions of businesses that offer complementary products, services and technologies. In June 2000, Commerce One signed a definitive agreement to acquire AppNet, Inc., a provider of end-to-end Internet professional services. Commerce One's acquisitions are and will be accompanied by the risks commonly encountered in acquisitions of businesses. Such risks include, among other things, the possibility that Commerce One pays more than the acquired business is worth, the difficulty of integrating the operations and personnel of the acquired business into its business, the potential disruption of Commerce One's ongoing business, the distraction of management from Commerce One's business, the inability of management to maximize Commerce One's financial and strategic position, and the impairment of relationships with employees and customers. In addition, we also risk not closing acquisitions we announce, such as AppNet. Commerce One has limited experience acquiring businesses, and may not acquire such businesses on favorable terms or be able to integrate such organizations into its business successfully. Further, the financial consequences of Commerce One's acquisitions and investments may include potentially dilutive issuances of equity securities, one-time write-offs, amortization expenses related to goodwill and other intangible assets and the incurrence of contingent liabilities. These risks could have a material adverse effect on Commerce One's business, financial condition and results of operations.

COMMERCE ONE'S LENGTHY SALES CYCLE COULD CAUSE DELAYS IN REVENUE GROWTH.

         The period between Commerce One's initial contact with a potential customer and the purchase of its products and services is often long and may have delays associated with the lengthy budgeting and approval process of Commerce One's customers. Historically, Commerce One's typical sales cycle has been approximately three to six months. This lengthy cycle could have a negative impact on the timing of Commerce One's revenues, especially its realization of any transaction based revenues.

         Commerce One believes that a customer's decision to purchase its products and services is discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To successfully sell its products and services, Commerce One generally must educate potential customers regarding the use and benefit of its products and services, which can require significant time and resources. Many of Commerce One's potential customers are large enterprises that generally take longer to make significant business decisions.

COMMERCE ONE'S FUTURE REVENUES DEPEND UPON COMMERCE ONE'S ABILITY TO INCREASE BUSINESS SERVICE AND TRANSACTION FEE REVENUE FROM ITS MARKETSITE MARKETPLACES.

         To date, Commerce One has derived a substantial portion of its revenues from licensing its MarketSite and BuySite products to customers and providing related implementation, support and maintenance services. A significant portion of these revenues have come from the recognition of one-time license fees by customers. Although Commerce One's revenues from business services has grown recently, Commerce One's transaction-based revenue has been immaterial to date. Commerce One's business model calls for a significant portion of its revenues in the future to be derived from business services and transaction based fees. If such revenues do not materialize, Commerce One's business will suffer.

COMMERCE ONE'S CUSTOMER BASE IS CONCENTRATED AND ITS SUCCESS DEPENDS IN PART ON ITS ABILITY TO RETAIN EXISTING CUSTOMERS.

         In 1999, Toronto Dominion accounted for 21% of Commerce One's total revenues, Singapore Telecommunications accounted for 15%, and British Telecommunications accounted for 11%. In the first quarter of 2000, Endessa Marketplace SA accounted for 16% of Commerce One's total revenues and Portugal Telecom accounted for 12%. The significant contribution of these customers to Commerce One's revenues in the periods described generally reflects the payment by these customers of large one-time license fees to Commerce One. Commerce One does not have long-term contractual commitments from any of its current customers and its customers may terminate their contracts with Commerce One with little or no advance notice and without significant penalty to them. As a result, Commerce One cannot assure you that any of its current customers will be customers in future periods. A customer termination would not only result in lost revenues, but also the loss of customer references that are necessary for securing future customers.

IF SUPPLIERS DO NOT PARTICIPATE IN THE MARKETSITE MARKETPLACES, COMMERCE ONE'S BUSINESS MAY BE ADVERSELY AFFECTED.

         MarketSite marketplaces will be attractive to suppliers only if a significant number of buyers are willing to purchase goods and services through the MarketSite marketplaces. Suppliers incur costs making information relating to their goods and services available on these trading communities and thus must realize additional revenues to justify their continued participation in these trading communities. Suppliers may not remain in the MarketSite marketplaces or join these communities in sufficient numbers to make them successful.

COMMERCE ONE DEPENDS UPON CONTINUING ITS RELATIONSHIP WITH THIRD-PARTY INTEGRATORS WHO SUPPORT ITS SOLUTIONS.

         Commerce One's success depends upon the acceptance and successful integration by customers and their suppliers of its BuySite and MarketSite products. Commerce One's current customers and potential customers and their related suppliers often rely on third-party systems integrators such as Andersen Consulting, PricewaterhouseCoopers and Cambridge Technology Partners and others to develop, deploy and manage their Internet-based, business-to-business electronic commerce platforms and solutions. Commerce One and its customers will need to continue to rely on these systems integrators even as Commerce One increases the size of its professional services organization. If large systems integrators fail to continue to support Commerce One's solution or commit resources to Commerce One, if any of its customers or suppliers are not able to successfully integrate its solution or if Commerce One is unable to adequately train its existing systems integration partners, its business, operating results and financial condition could suffer.

COMMERCE ONE'S STRATEGY OF STRATEGIC RESELLING THROUGH PARTNERS MAY NOT BE SUCCESSFUL.

         Commerce One has established strategic relationships with companies that resell Commerce One's existing BuySite and Marketsite applications to its customers. These relationships are new and this strategy is unproven. Commerce One cannot assure you that any of these companies, or those it may appoint in the future, will be able to resell its product solution sets to a sufficient number of customers, or that those customers will purchase Commerce One's applications and more importantly, connect into MarketSite marketplaces. Further, Commerce One may encounter disagreements from time to time with companies concerning the terms of their reseller agreements. To date, a few of Commerce One's partners have been unsuccessful in reselling its BuySite products. If Commerce One's current or future strategic partners are not able to successfully resell its BuySite products, its business will suffer.

COMMERCE ONE'S EXECUTIVE OFFICERS AND CERTAIN KEY PERSONNEL ARE CRITICAL TO COMMERCE ONE'S BUSINESS AND THESE OFFICERS AND KEY PERSONNEL MAY NOT REMAIN WITH THE COMPANY IN THE FUTURE.

         Commerce One's future success depends upon the continued service of Commerce One's executive officers and other key personnel, and none of Commerce One's current executive officers other than Jay M. Tenenbaum, its Senior Vice President and Chief Scientist, are bound by an employment agreement for any specific term. Any of Commerce One's officers may leave the Company in the future. In particular, the services of Mark Hoffman, Commerce One's Chief Executive Officer, Robert Kimmitt, its President, and Chuck Donchess, its Executive Vice President and Chief Strategy Officer, would be difficult to replace. If Commerce One loses the services of one or more of its executive officers or key employees, or if one or more of them decides to join a competitor or otherwise compete directly or indirectly with Commerce One, its business, operating results and financial condition would be seriously harmed.

COMMERCE ONE INTENDS TO CONTINUE TO EXPAND ITS INTERNATIONAL OPERATIONS AND THESE EFFORTS MAY NOT BE SUCCESSFUL IN GENERATING ADDITIONAL REVENUES.

         Commerce One has generated significant international revenues and is planning to increase its international operations and sales efforts. However, Commerce One may not be able to continue to increase international revenues and the risks of international sales and operations may harm Commerce One.

         International business involves inherent risks, and Commerce One anticipates the risks that may affect us include:

         - unexpected changes in regulatory requirements and tariffs that may be imposed on electronic commerce

         - seasonal reductions in business activity

         - difficulties in staffing and managing foreign offices as a result of, among other things, distance, language and cultural differences

         - longer payment cycles and greater difficulty in accounts receivable collection

         - potentially harmful tax consequences, including withholding tax issues

         - fluctuating exchange rates

         - price controls or other restrictions on foreign currency

         - difficulties in obtaining export and import licenses

         In addition, Commerce One has only limited experience in marketing, selling and supporting its products and services in foreign countries. This may be more difficult or take longer than Commerce One anticipates especially due to international problems, such as language barriers or currency exchange issues, and the fact that the Internet infrastructure in such foreign countries may be less advanced than the Internet infrastructure in the United States.

COMMERCE ONE'S MARKET MAY UNDERGO RAPID TECHNOLOGICAL CHANGE AND THIS CHANGE MAY MAKE COMMERCE ONE'S PRODUCTS AND SERVICES OBSOLETE OR CAUSE COMMERCE ONE TO INCUR SUBSTANTIAL COSTS TO ADAPT TO THESE CHANGES.

         If the market for Commerce One's products and services fails to develop and grow or Commerce One fails to gain acceptance in this market, such failure would harm its business, operating results and financial condition. Commerce One's market is characterized by rapidly changing technology, evolving industry standards and frequent new product announcements. To be successful, Commerce One must adapt to the rapidly changing market by continually improving the performance, features and reliability of its products and services or else its products and services may become obsolete. Commerce One also could incur substantial costs to modify its products, services or infrastructure in order to adapt to these changes. Commerce One's business, operating results and financial condition could be harmed if it incurs significant costs without adequate results, or is unable to adapt rapidly to these changes.

SECURITY RISKS OF ELECTRONIC COMMERCE MAY DETER FUTURE USE OF COMMERCE ONE'S PRODUCTS AND SERVICES.

         A fundamental requirement to conduct Internet-based, business-to-business electronic commerce is the secure transmission of confidential information over public networks. Failure to prevent security breaches of the MarketSite marketplaces, or well publicized security breaches affecting the Internet in general, could significantly harm Commerce One's business, operating results and financial condition. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may not be sufficient to prevent a compromise or breach of the algorithms it uses to protect content and transactions on MarketSite marketplaces or proprietary information in its databases. Anyone who is able to circumvent Commerce One's security measures could misappropriate proprietary, confidential customer information or cause interruptions in its operations. Commerce One may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, a well-publicized compromise of security could deter people from using the Internet to conduct transactions that involve transmitting confidential information.

         AppNet provides e-business services that rely on encryption and authentication technology licenses from third parties to provide the security and authentication needed to safely transmit confidential information. Although it has designed and implemented a variety of network security measures, unauthorized access, computer viruses, accidental or intentional acts and other disruptions may occur. AppNet's e-business outsourcing centers may experience delays or service interruptions as a result of the accidental or intentional acts of Internet users, current and former employees or others. Such acts could potentially jeopardize the security of confidential information, such as credit card and bank account numbers, stored in AppNet's and its clients' computer systems. Such a breach in security could result in liability and in the loss of existing clients or the deterrence of potential clients. Although AppNet plans to continue using industry-standard security measures, such measures have been circumvented in the past, and may be circumvented in the future. The costs required to eliminate computer viruses and alleviate other security problems could be prohibitively expensive, and efforts to address such problems could result in delays or interruption of service to its clients.

FAILURE TO EXPAND INTERNET INFRASTRUCTURE COULD LIMIT COMMERCE ONE'S FUTURE GROWTH.

         The recent growth in Internet traffic has caused frequent periods of decreased performance, and if Internet usage continues to grow rapidly, its infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays on the Internet occur frequently or increase in frequency, overall Internet usage, including usage of Commerce One's products and services, could grow more slowly or decline. Commerce One's ability to increase the speed and scope of its services to customers is ultimately limited by and depends upon the speed and reliability of both the Internet and its customers' internal networks. Consequently, the emergence and growth of the market for its services depends upon improvements being made to the entire Internet as well as to its individual customers' networking infrastructures to alleviate overloading and congestion. If these improvements are not made, the ability of Commerce One's customers to utilize its solution will be hindered, and its business, operating results and financial condition may suffer.

CONTINUED ADOPTION OF THE INTERNET AS A METHOD OF CONDUCTING BUSINESS IS NECESSARY FOR COMMERCE ONE'S FUTURE GROWTH.

         The market for Internet-based, business-to-business electronic commerce products is relatively new and is evolving rapidly. Commerce One's future revenues and any future profits depend upon the widespread acceptance and use of the Internet as an effective medium of business-to-business commerce, particularly as a medium to perform procurement and fulfillment functions. The acceptance and use of the Internet for business-to-business commerce could be limited by a number of factors, such as the growth and use of the Internet in general, the relative ease of conducting business on the Internet, the efficiencies and improvements that conducting commerce on the Internet provides, concerns about transaction security and taxation of transactions on the Internet. The failure of the Internet to continue to develop as a commercial or business medium or of significant numbers of buyers and suppliers to conduct business-to-business commerce on the Internet would harm Commerce One's business, operating results and financial condition.

IF COMMERCE ONE RELEASES PRODUCTS CONTAINING DEFECTS, COMMERCE ONE MAY NEED TO HALT FURTHER SHIPMENTS UNTIL IT FIXES THE DEFECTS, AND ITS BUSINESS AND REPUTATION MAY BE HARMED.

         Products as complex as Commerce One's often contain unknown and undetected errors or performance problems. Many defects are frequently found during the period immediately following introduction and initial shipment of new products or enhancements to existing products. Although Commerce One attempts to resolve all errors that it believes would be considered serious by its customers before shipment to them, its products are not error-free. These errors or performance problems could result in lost revenues or delays in customer acceptance and would be detrimental to Commerce One's business and reputation. In the past, defects in Commerce One's products have delayed their shipments after those products have been commercially introduced. While these delays have not been material to date, undetected errors or performance problems in its existing or future products may be discovered in the future and known errors currently considered minor may in the future be considered serious by its customers. Any delays in releasing new products, due to defects, the need for further enhancements or otherwise, could adversely affect Commerce One's revenues.

IF COMMERCE ONE'S POTENTIAL CUSTOMERS ARE NOT WILLING TO SWITCH TO OR ADOPT ITS ELECTRONIC COMMERCE SOLUTION, ITS GROWTH AND REVENUES WILL BE LIMITED.

         The failure to generate a large customer base would harm Commerce One's growth and revenues. This failure could occur for several reasons. Some of Commerce One's business-to-business electronic commerce competitors charge their customers large fees upon the execution of customer agreements. Businesses that have made substantial up-front payments to Commerce One's competitors for electronic commerce solutions may be reluctant to replace their current solution and adopt its solution. As a result, Commerce One's efforts to create a larger customer base may be more difficult than expected even if it is deemed to offer products and services superior to those of its competitors. Further, because the business-to-business electronic commerce market is new and underdeveloped, potential customers in this market may be confused or uncertain about the relative merits of each electronic commerce solution or which electronic commerce solution to adopt, if any. Confusion and uncertainty in the marketplace may inhibit customers from adopting Commerce One's solution, which could harm its business, operating results and financial condition.

APPNET'S REVENUES MAY FLUCTUATE BECAUSE THEY ARE PRIMARILY GENERATED ON A PROJECT-BY-PROJECT BASIS AND PROJECTS CAN BE TERMINATED.

         If AppNet's existing agreements with clients are terminated before the engagements are complete, or if AppNet is unable to enter into new engagements, AppNet's business, financial condition or results or operations could be materially adversely affected. AppNet derives its revenues primarily from fees for services generated on a project-by-project basis. These projects vary in size, scope and duration. A client that accounts for a significant portion of AppNet's revenues in a particular period may not account for a similar portion of Commerce One's revenues in future periods. A client may or may not engage AppNet for further services once a project is completed. As a result, AppNet's revenues are not recurring from period to period, which makes them more difficult to predict.

APPNET CONTRACTS CONTAIN PRICING RISKS.

         Generally, AppNet has charged its clients for the time, materials and expenses incurred during the course of an engagement. However, the combined company intends to increase the percentage of its work that is billed at a fixed rate. Although AppNet has experience pricing and managing fixed-price contracts, if the combined company underestimates the resources and time required to complete projects, it could be subject to cost overruns leading to losses on engagements.

IF THIRD PARTIES CLAIM THAT COMMERCE ONE INFRINGES UPON THEIR INTELLECTUAL PROPERTY, ITS ABILITY TO USE CERTAIN TECHNOLOGIES AND PRODUCTS COULD BE LIMITED AND IT MAY INCUR SIGNIFICANT COSTS TO RESOLVE THESE CLAIMS.

         Litigation regarding intellectual property rights is common in the Internet and software industries. Commerce One expects third-party infringement claims involving Internet technologies and software products and services to increase. If an infringement claim is filed against Commerce One, it may be prevented from using certain technologies and may incur significant costs to resolve the claim.

         Commerce One has in the past received letters suggesting that it is infringing the intellectual rights of others and it may from time to time encounter disputes over rights and obligations concerning intellectual property. Although Commerce One believes that its intellectual property rights are sufficient to allow it to market its existing products without incurring liability to third parties, its products and services may be found to infringe on the intellectual property rights of third parties.

         In addition, Commerce One has agreed, and may agree in the future, to indemnify customers against claims that its products infringe upon the intellectual property rights of others. Commerce One could incur substantial costs in defending itself and its customers against infringement claims. In the event of a claim of infringement, Commerce One and its customers may be required to obtain one or more licenses from third parties. Commerce One or its customers may not be able to obtain necessary licenses from third parties at a reasonable cost or at all.

FAILURE TO PROTECT INTELLECTUAL PROPERTY RIGHTS OR MAINTAIN RIGHTS TO USE LICENSED INTELLECTUAL PROPERTY COULD HAVE ADVERSE EFFECTS.

         In connection with AppNet's e-business professional services, it develops intellectual property for its clients. AppNet frequently assigns ownership of such intellectual property to the client and retains only a license for limited uses. Issues relating to ownership of and rights to use such intellectual property can be complicated. AppNet may become involved in disputes that affect its ability to resell or reuse this intellectual property. In addition, many projects involve the use of material that is confidential or proprietary client information. The successful assertion of one or more large claims against AppNet by its clients or other third parties could have a material adverse effect.

BECAUSE THE PROTECTION OF COMMERCE ONE'S PROPRIETARY TECHNOLOGY IS LIMITED, COMMERCE ONE'S PROPRIETARY TECHNOLOGY COULD BE USED BY OTHERS.

         Commerce One's success depends, in part, upon Commerce One's proprietary technology and other intellectual property rights. To date, Commerce One has relied primarily on a combination of copyright, patent, trade secret, and trademark laws, and nondisclosure and other contractual restrictions on copying and distribution to protect Commerce One's proprietary technology. Commerce One has no issued patents to date. Commerce One may not be able to protect its intellectual property rights adequately in the United States or abroad.

         Furthermore, litigation may be necessary to enforce Commerce One's intellectual property rights, to protect its trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could harm its business, operating results and financial condition.

COMMERCE ONE'S MARKETSITE MARKETPLACES MAY NOT FUNCTION AS EFFECTIVELY WHEN HANDLING HIGH VOLUMES OF TRANSACTIONS.

         As the volume of transactions on Commerce One's MarketSite marketplaces increases, participants in these marketplaces may experience slower response times or other problems. In addition, participants in Commerce One's MarketSite marketplaces will depend upon Internet service providers, telecommunications companies and their computer networks to access these marketplaces. Each of these has experienced performance problems in the past and could experience similar problems in the future. Any delays in the response time of Commerce One's MarketSite marketplaces or other performance problems could adversely affect customer usage and adoption of its solutions.

COMMERCE ONE MAY NOT HAVE ADEQUATE BACK-UP SYSTEMS, AND A DISASTER COULD DAMAGE COMMERCE ONE'S OPERATIONS.

         Commerce One currently does not have a disaster recovery plan in effect and does not have fully redundant systems for service at an alternate site. A disaster could severely harm Commerce One's business because its service could be interrupted for an indeterminate length of time. Commerce One's operations depend upon Commerce One's ability to maintain and protect its computer systems in its principal facilities in Pleasanton, Santa Clara, Mountain View and Cupertino, California, which exist on or near known earthquake fault zones. Commerce One also depends upon third parties to host most of its MarketSite marketplaces and some of these third parties are also located in the same earthquake fault zones. Although these systems are designed to be fault tolerant, they are vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures and similar events.

         In the event AppNet's hardware malfunctions and its back-up systems fail, it may not be able to maintain its standard of service to its customers.

If AppNet was unable to provide e-business outsourcing services at either of its e-business outsourcing centers, it would materially adversely impact its ability to continue to provide the type of e-business outsourcing services processed through that center.

THE COMBINED COMPANY MAY HAVE POTENTIAL LIABILITY TO CLIENTS WHO ARE DISSATISFIED WITH ITS PROFESSIONAL SERVICES.

         Commerce One and AppNet design, develop, implement and manage electronic commerce solutions that are crucial to the operation of their clients' businesses. Defects in the solutions they develop could result in delayed or lost revenues, adverse customer reaction and negative publicity or require expensive corrections, any of which could have a material adverse effect on the combined company's business, financial condition or results of operations. Clients who are not satisfied with these services could bring claims against Commerce One and AppNet for substantial damages. Any claims asserted could exceed the level of the combined company's insurance. There can be no assurance that the insurance that the combined company carries will continue to be available on economically reasonable terms, or at all. The successful assertion of one or more large claims that are uninsured, exceed insurance coverage or result in changes to insurance policies, including premium increases, could have a material adverse effect on the combined company's business, financial condition or results of operations.

ADDITIONAL GOVERNMENT REGULATIONS MAY INCREASE COMMERCE ONE'S COSTS OF DOING BUSINESS.

         The laws governing Internet transactions remain largely unsettled. The adoption or modification of laws or regulations relating to the Internet could harm Commerce One's business, operating results and financial condition by increasing its costs and administrative burdens. It may take years to determine whether and how existing laws such as those governing antitrust, intellectual property, privacy, libel, consumer protection and taxation apply to the Internet.

         Laws and regulations directly applicable to communications or commerce over the Internet are becoming more prevalent. Commerce One must comply with new regulations in both Europe and the United States, as well as any other regulations adopted by other countries where it may do business. The growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, as well as new laws governing the taxation of Internet commerce. Compliance with any newly adopted laws may prove difficult and may harm Commerce One's business, operating results and financial condition.

COMMERCE ONE'S OPERATIONS MAY CONTINUE TO PRODUCE A NEGATIVE CASH FLOW; CONSEQUENTLY, IF IT CANNOT RAISE ADDITIONAL CAPITAL, COMMERCE ONE MAY NOT BE ABLE TO FUND ITS CONTINUED OPERATIONS.

         Since Commerce One's inception, cash used in its operations has substantially exceeded cash received from its operations, and Commerce One expects this trend to continue in the future. Commerce One currently anticipates that its available cash resources will be sufficient to meet its anticipated working capital and capital expenditure requirements for at least the next twelve months. However, these resources may not be sufficient for anticipated or unanticipated working capital and capital expenditure requirements for this period. Factors that may vary significantly affect whether Commerce One's cash resources are sufficient to meet its needs for the period indicated. These factors include Commerce One's expectation that it will continue to incur net losses and its continuing incurrence of substantial negative cash flow. If adequate funds are not available or are not available on acceptable terms, Commerce One may not be able to take advantage of its opportunities, develop new products or services, fund its continued operations, or otherwise respond to unanticipated competitive pressures. Any additional financing that Commerce One may need may not be available on favorable terms, if at all.

INTERNET RELATED STOCK PRICES ARE ESPECIALLY VOLATILE AND THIS VOLATILITY MAY DEPRESS COMMERCE ONE'S STOCK PRICE.

         The stock market and specifically the stock prices of Internet related companies have been very volatile. This volatility is often not related to the operating performance of the companies. This broad market volatility and industry volatility may reduce the price of Commerce One's common stock, without regard to its operating performance. Due to this volatility, the market price of Commerce One's common stock could significantly decrease at any time.

FUTURE SALES OF COMMERCE ONE COMMON STOCK, INCLUDING THOSE ISSUED IN THE MERGER WITH APPNET, MAY DEPRESS COMMERCE ONE'S STOCK PRICE

         If Commerce One's stockholders or optionees sell substantial amounts of its common stock in the public market, the market price of the common stock could fall. On June 30, 2000, Commerce One had 161.0 million shares of common stock outstanding. Of these shares, approximately 157.2 million shares are currently available for sale in the public market. Commerce One will also issue up to approximately 27.2 million freely tradable shares to AppNet's stockholders in the proposed merger with AppNet. In addition, shares of common stock issued upon the exercise of options and warrants, including those assumed in the merger, may generally be sold in the public market without restriction.

         A total of 3.8 million shares of Commerce One's common stock will first become eligible under the federal securities laws in the public market on June 14, 2001. In addition, up to an additional 28.8 million shares of common stock may be issued to General Motors or General Motors and Ford in connection with the creation of an exchange for the automotive industry, which shares will eligible for sale under the federal securities laws beginning one year after the date they are issued.

                              PLAN OF DISTRIBUTION

         Commerce One is registering all 4,916,434 shares of common stock on behalf of certain selling stockholders. We issued all of the shares in connection with our acquisitions of Mergent Systems, Inc. in January 2000 and CommerceBid.com, Inc. in November 1999. Commerce One will receive no proceeds from this offering. The selling stockholders named in the table below or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (collectively, the "Selling Stockholders") may sell the shares from time to time. The Selling Stockholders will act independently of Commerce One in making decisions with respect to the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing at prices related to the then current market price or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     - purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

     - an exchange distribution in accordance with the rules of such exchange;

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

     -    in privately negotiated transactions.

         To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

         Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. The Selling Stockholders have advised Commerce One that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by Selling Stockholders.

         The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

         Under applicable rules and regulations of the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. Commerce One will make copies of this prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

         Commerce One will file a supplement to this prospectus, if required, pursuant to Rule 424(b) promulgated under the Securities Act upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

     - the name of each such Selling Stockholder and of the participating broker-dealer(s);

     -    the number of shares involved;

     -    the price at which such shares were sold;

     - the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

     - that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

     -    other facts material to the transaction.

         Commerce One will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

                              SELLING STOCKHOLDERS

         The following table sets forth the number of shares owned by each of the Selling Stockholders. None of the Selling Stockholders has held any position or office or had a material relationship with Commerce One within the past three years other than as a result of the ownership of the shares or other securities of Commerce One or as a result of their employment with Commerce One as of the date of the closing of the acquisitions. The Selling Stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. No estimate can be given as to the number of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below:


                                                                                                        NUMBER OF SHARES
                                                            NUMBER OF SHARES         PERCENT OF       REGISTERED FOR SALE
              NAME OF SELLING STOCKHOLDER                  BENEFICIALLY OWNED    OUTSTANDING SHARES        HEREBY (1)
---------------------------------------------------------  ------------------    ------------------   -------------------
Liron & Naomi Petrushka                                        1,966,764               1.26                  1,561,734
Ramesh Balwani                                                 1,966,764               1.26                  1,561,734
Media Technology Ventures, L.P.                                  617,378                 *                     524,772
Michael Genesereth                                               397,900                 *                     323,216
Amos Barzilay                                                    262,110                 *                     207,794
Naveen Jain                                                      209,574                 *                     166,416
Prescient Trust UAD 9/7/99                                       209,574                 *                     166,416
Stan Bedows                                                       88,668                 *                      70,410
Media Technology Entrepreneurs Fund LP                            79,716                 *                      67,758
Arthur Keller                                                     45,264                 *                      38,474
Emanuel Gadiel                                                    31,686                 *                      26,934
Keller Family Trust Agreement Dated July 23, 1999                 22,632                 *                      19,238
Rebecca Jepsen                                                    18,106                 *                      15,390
Corey McCleland                                                   15,844                 *                      13,468
Rod A. Beckstrom Trust                                            15,518                 *                      13,190
Marc Chalfen                                                      16,122                 *                      12,804
Bruce Nelson                                                      16,122                 *                      12,804
John Lopez                                                        13,770                 *                      10,932
Rod Beckstrom                                                      9,326                 *                       7,928
Raman Khanna                                                       9,054                 *                       7,696
Jon Krass                                                          8,658                 *                       6,876
Tom Thorner                                                        7,922                 *                       6,734
Sigura Vandi                                                       7,922                 *                       6,734
Robert Bedows                                                      8,064                 *                       6,402
Glenn Miller                                                       8,064                 *                       6,402
Michael Davidson                                                   8,064                 *                       6,402
Gregory Eaton                                                      8,064                 *                       6,402
Greg Swick                                                         8,064                 *                       6,402
Dennis O'Donnell                                                   8,064                 *                       6,402

                                                                                                        NUMBER OF SHARES
                                                            NUMBER OF SHARES         PERCENT OF       REGISTERED FOR SALE
              NAME OF SELLING STOCKHOLDER                  BENEFICIALLY OWNED    OUTSTANDING SHARES        HEREBY (1)
---------------------------------------------------------  ------------------    ------------------   -------------------
Steve Oakley                                                       8,064                 *                       6,402
Caroline Delaney                                                   9,834                 *                       3,903
Richard Ling                                                       4,842                 *                       3,846
Terrance J. Delaney and Caroline M. Delaney, JT                    9,834                 *                       3,903
John Staenberg                                                     3,228                 *                       2,562
James Topinka                                                      2,742                 *                       2,178
Emmanuel Rouvelas                                                  2,742                 *                       2,178
Peter Hart                                                         1,812                 *                       1,540
Roger Carrick                                                      1,614                 *                       1,284
Grace Yuan                                                           972                 *                         774
                                                               ---------                                     ---------
                                                               6,120,628                                     4,916,434
                                                               ---------                                     ---------
                                                               ---------                                     ---------

----------------------
*    Represents beneficial ownership of less than one percent.

(1) This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Commerce One's outstanding shares of common stock.

                                  LEGAL MATTERS

         The validity of the securities offered pursuant to this prospectus will be passed upon for Commerce One by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, investment partnerships composed of members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation and members and persons associated with the firm representing the firm in the transaction beneficially own an aggregate of approximately 34,000 shares of Commerce One common stock.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and financial statement schedule included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and financial statement schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.